Exhibit 99.1

Starfield Reports Results For The Nine Months Ended November 30, 2011

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, Jan. 13, 2012 /CNW/ - Starfield Resources Inc. (TSX: SRU)("Starfield", "the Company")  today announced that its financial results for the first nine months ended November 30, 2011 have been filed on SEDAR.

For the nine months ended November 30, 2011, Starfield incurred costs for exploration totaling $5.2 million. The expenditures were directed toward this year's exploration drilling program at its Ferguson Lake and Stillwater properties, advancement of the Hydromet project, and property maintenance. The drilling programs were completed in September 2011. On November 10, 2011, the Company announced that assay results from this year's exploration drilling program at Ferguson Lake confirmed and better defined the massive sulphide mineralization in a portion of the West Zone, and extended the deep massive sulphide mineralization comprising the 119 Zone Extension southwestward by 350 meters. In late December 2011, the Company received a draft updated scoping study for its Ferguson Lake property. The technical committee and management team are reviewing this document. The Company is still awaiting full assay results from this year's drill program at its Stillwater property in Montana.

As part of its implementation of IFRS reporting standards and consistent with its existing reporting under U.S. accounting principles, the Company has adopted an accounting policy to expense existing exploration expenditures until such time as proven and probable reserves are established. Administrative expenditures amounted to $1.1 million for the nine months ended November 30, 2011.

During the nine months ended November 30, 2011 Starfield raised $5.2 million through private placements, and at November 30, 2011, the Company had approximately $1.4 million of cash on hand.

On January 12, 2012 the board of directors granted to directors, officers and key consultants of the Company 13,500,000 stock options exercisable at $0.03 for a period of five years to January 12, 2017.  The grant represents less than 2% of the outstanding share capital of the Company and the total outstanding stock options issued under the plan continues to be less than 5% of the outstanding share capital. The directors of the Company have also agreed to waive cash compensation for their retainer effective immediately.

The Company is continuing to review strategic alternatives for the Company and its assets.

The interim unaudited financial statements, management's discussion and analysis and additional information are available on the Company's website and on SEDAR.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on) and the Moonlight copper project in California with two significant copper prospects, one of which has a historical copper resource.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

%CIK: 0001074795

For further information:
Philip S. Martin	Greg Van Staveren	Donald Shaxon
President and CEO	Chief Financial Officer	Investor Relations
416-860-0400 ext 222	416-860-0400	416-860-0400
pmartin@starfieldres.com	gvanstaveren@starfieldres.com	dshaxon@starfieldres.com
 www.starfieldres.com

CO: Starfield Resources Inc.

CNW 12:48e 13-JAN-12